

13012386

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

SEC FILE NUMBER
8- 48770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFG Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 SE 6th Avenue, Suite 105
(No. and Street)

Topeka (City) KS (State) 66603-3515 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd M. Payne 785-233-4071
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berberich Trahan & Co., P.A.
(Name – *if individual, state last, first, middle name*)

3630 SW Burlingame Road (Address) Topeka (City) KS (State) 66611-2050 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Todd M. Payne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OFG Financial Services, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

Lori R. McDougal
NOTARY PUBLIC—STATE OF KANSAS
MY APPT EXP: 5/9/15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


BT Co.
BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
OFG Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of OFG Financial Services, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll free 800.530.5526 f 785.233.1768 btandcocpa.com


An Independently Owned Member
McGLADREY ALLIANCE
McGladrey

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan + Co., P.A.

February 11, 2013
Topeka, Kansas


BT Co.
BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 785.234.3427 toll free 800.530.5526 f 785.233.1768 btandcopa.com

INDEPENDENT ACCOUNTANT'S REPORT

The Board of Directors
OFG Financial Services, Inc.

We have performed the procedures enumerated below, which were agreed to by OFG Financial Services, Inc. (the Company), solely to assist the specified parties in evaluating the Company's compliance with Manual, Rule 3310, Anti-Money Laundering Compliance Program during the year ended December 31, 2012. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report was requested or for any other purpose.

The procedures we performed are as follows:

1. Reviewed registration with the Financial Crimes Enforcement Network (FinCEN), such that the Company can respond to any requests from FinCEN about accounts or transactions. We viewed the ability to access the FinCEN website noting a registered sign-on name and password. The Company also uses Bridger Insight to verify the accounts and determine if there are any warrants. Viewed the ability to access the Bridger Insight account.

2. We conducted testing to determine whether the Company is collecting adequate customer information and verifying it through a valid ID. We concluded that the proper information has been collected and the proper verifications have been made.

3. We noted foreign correspondent accounts are not accepted and, if submitted, the customer was rejected.

4. We noted the Company has communicated and trained employees on the firm's AML policies and has obtained employee attestations that they have read the applicable documents. Employee attestations are maintained in files retained by the Company.

5. We reviewed the required communication between the chief financial officer and chief executive officer which documents compliance with the Company's AML program.


An Independently Owned Member
McGLADREY ALLIANCE
McGladrey

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of OFG Financial Services, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan + Co., P.A.

February 11, 2013
Topeka, Kansas


BT Co.
BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 / 785.234.3427 toll free 800.530.5526 / 785.233.1768 btandcocpa.com



INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
OFG Financial Services, Inc.
Topeka, Kansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by OFG Financial Services, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and canceled checks noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with the SIPC Net Operating Revenues Calculation, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the SIPC Net Operating Revenues Calculation supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 11, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040770 FINRA DEC
OFG FINANCIAL SERVICES INC 17*17
TOWNSITE PLAZA #2 STE 105
120 SE 6TH AVE
TOPEKA KS 66603-3519

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 235

B. Less payment made with SIPC-6 filed (exclude interest) (116)
7-12-2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 119

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 119

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 119

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OFG Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO, CFO
(Title)

Dated the 16th day of January, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,325,275
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,224,740
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	6,545

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		8,231,285
2d. SIPC Net Operating Revenues		$ 93,990
2e. General Assessment @ .0025		$ 235

(to page 1, line 2.A.)

OFG FINANCIAL SERVICES, INC. 9-91
TOWNSITE PLAZA BLDG. #2
120 SE. 6TH AVE., STE. 105 PH. 785-233-4071
TOPEKA, KS 66603-3515

10011

Bank of America.

ACH R/T 101100045

40-4-1011

PAY

	DATE	AMOUNT
TO THE ORDER OF Securites Investor Protection Corp.	01-16-13	$119.00

⑈010011⑈ ⑆101100045⑆ 5180026962761⑈

OFG FINANCIAL SERVICES, INC.

DETACH AND RETAIN THIS STATEMENT
THE ATTACHED CHECK IS IN PAYMENT OF ITEMS DESCRIBED BELOW.
IF NOT CORRECT PLEASE NOTIFY US PROMPTLY. NO RECEIPT DESIRED.
ADVANTAGE BUSINESS FORMS 785-235-6868
DELUXE - FORM TWCY-2 V-2

DATE	DESCRIPTION	AMOUNT
	General Assessment Payment	

V-2

OFG FINANCIAL SERVICES, INC.
COMPARATIVE TRIAL BALANCE
FOR ACCOUNTING PERIOD 12 ENDED 12/31/12

ACCOUNT MAJOR SUB	DESCRIPTION	ACCOUNTING PERIOD ACTIVITY THIS YEAR	ACCOUNTING PERIOD ACTIVITY LAST YEAR	YEAR-TO-DATE BALANCE THIS YEAR	YEAR-TO-DATE BALANCE LAST YEAR
1010.000	BANK IV#21431 (K)(2)(I)	.00	.00	175.00	175.00
1011.000	BANK IV#168203	556,164.65CR	371,171.40CR	222,533.84	661,369.42
1012.000	BANK IV COMM. ACCT.	209.77	17.64	1,712.35	2,012.91
1013.000	SBL VARIFLEX LS	4,228.90	250,013.16CR	504,228.90	1,828.41
1014.000	INTRUST CD	52.41	76.33	251,920.60	251,190.69
1015.000	SECURITY CASH FUND	.03	3.85	254,548.52	254,548.41
1017.000	US BANK SAVINGS ACCT	26.66	32.29	152,476.66	152,126.60
1081.000	SECURITY DEPOSITS RPR	.00	.00	15,000.00	15,000.00
1240.000	EST-A/R-CONCESS/V.A.	120,000.00	150,000.00	320,000.00	310,000.00
1241.000	EST-A/R-CONCESS/COMM.MF	30,000.00CR	20,000.00CR	120,000.00	120,000.00
1242.000	A/R-COMM RPR CLEARING	5,647.40	13,204.79	8,173.47	15,486.95
1245.000	A/R AFFILIATE	.00	125,956.48	.00	125,956.48
1250.000	CLEARING ACCOUNT	.00	432.57	.00	432.57
1262.000	ADVANCES-COMMISSIONS	668.46CR	111.78	2,198.71	1,492.97
1280.000	ACCT.REC./KO	1,442.72CR	3,049.60CR	.00	.00
1285.000	PREMIUM LIST/CUSTOMER	.00	.00	15,000.00	15,000.00
1286.000	ACCUM.AMORT.PREM.LIST	.00	.00	15,000.00CR	15,000.00CR
1310.000	FURNITURE & LEASEHOLD	.00	1.04CR	249,599.51	249,599.51
1320.000	ACCUMULATED AMORT & DEPR	1,756.49CR	187.98	247,775.96CR	244,262.98CR
1340.000	PREPAID INSURANCE	5,621.00CR	4,870.00CR	55,852.00	53,704.00
1342.000	PREPAID EXPENSES	32,159.00	25,362.00	32,159.00	25,362.00
1350.000	PREPAID TAXES	.00	2,365.22CR	.00	2,365.22CR
2060.000	COMMISSIONS PAYABLE	1,370.91	1,844.34	458.46CR	711.84CR
2062.000	COMMISSIONS PAYABLE-RPR	4,293.64CR	5,871.69CR	6,160.53CR	7,766.43CR
2066.000	VA COMMISSIONS-EST	84,000.00CR	105,000.00CR	224,000.00CR	217,000.00CR
2067.000	MF-COMMISSION EST	21,000.00	14,000.00	84,000.00CR	84,000.00CR
2072.000	BONUS PAYABLE	499,464.00	435,193.00	313,036.00CR	372,807.00CR
2090.000	FICA PAYABLE	.00	1.29CR	.00	.00
2092.000	FIT PAYABLE	.00	.00	.00	.00
2094.001	KANS.INCOME TAX PAYABLE	.00	.00	.00	.00
2096.001	SUTA/KANSAS	.00	.39	.00	.00
2097.001	FUTA/KANSAS	.00	5.54	.00	.00
2098.001	SEC. 125/SECURITY BENEFIT	132.92	.00	1,358.32CR	1,611.24CR
2098.002	SEC.125/AMERICAN HERITAGE	233.04	41.43	.00	371.21CR
2098.003	OFG 401(K) PLAN	.00	.00	.00	.00
2098	TOTALS FOR MAJOR ACCOUNT	365.96 *	41.43 *	1,358.32CR*	1,982.45CR*
2100.000	ACCOUNTS PAYABLE	258.00	6,391.00CR	4,520.00CR	6,391.00CR
3010.000	COMMON STOCK	.00	.00	3,250.00CR	3,250.00CR
3015.000	PAID-IN CAPITAL	.00	.00	163,750.00CR	163,750.00CR
3020.000	UNDIVIDED PROFITS	.00	.00	1,135,999.00CR	1,133,863.00CR
3040.000	YTD NET INCOME	836.08CR*	2,263.99 *	6,270.29CR*	2,136.00CR*
4010.000	COMMISSIONS-STOCK EXC	.00	.00	.00	1,895.00CR
4012.000	COMMISSIONS-OTC AGENCY	3,493.75CR [handwritten: } 3,494]	1,867.01CR	27,527.59CR	25,985.46CR
4014.000	COMMISSIONS-OTC PRIN BNDS	.00	.00	.00	3,867.65CR
4016.000	COMM.-PRIN DEBT TRANS	.00	.00	230.10CR	.00
4049.000	COMMISSIONS-HEALTH PLANS	320.00CR [8]	700.69CR	9,648.78CR [③]	37,339.36CR
4050.000	COMMISSIONS-M.F. RPR	5,907.72CR [5]	8,206.15CR	57,102.88CR [①]	58,361.48CR
4051.000	COMMISSIONS-ANNUITIES	397,336.03CR [8]	455,012.50CR	5,607,692.71CR [②]	5,565,973.72CR
4052.000	COMMISSIONS-MUTUAL FUNDS	224,805.27CR [5]	207,370.87CR	2,491,421.65CR [①]	2,480,517.65CR
4054.000	COMMS/TIMING-MGM. FEES	3,271.67CR [7]	3,160.96CR	66,235.65CR	67,636.20CR
4056.000	CONCESSIONS/FIX. ANNUITY	19,602.41CR [8]	.00	27,774.33CR [③]	8,820.37CR
4057.000	COMMISSIONS-MUNI BONDS	1,862.62CR [5]	11,634.60CR	31,099.39CR [①]	40,251.16CR
4080.000	INTEREST-OTHER	4,230.83CR [8]	4.78CR	4,250.00CR [④]	32.97CR

[Handwritten notes:]

Σ⑤ = 232,576
Σ⑦ = 3,271
Σ⑧ = 421,568

SIPC →

① MF's, 529's = 2,579,624
② VA's = 5,607,693
③ Insurance = 37,423
} 8,224,740 → Deducts Line 1

④ Other Non-Securities = 6,545 → Deducts Line 8

OFG FINANCIAL SERVICES, INC.
COMPARATIVE TRIAL BALANCE
FOR ACCOUNTING PERIOD 12 ENDED 12/31/12

ACCOUNT MAJOR SUB	DESCRIPTION	ACCOUNTING PERIOD ACTIVITY THIS YEAR	ACCOUNTING PERIOD ACTIVITY LAST YEAR	YEAR-TO-DATE BALANCE THIS YEAR	YEAR-TO-DATE BALANCE LAST YEAR
4081.000	INTEREST COREFIRST	.00	13.16	9.84	217.13CR
4082.000	INTEREST INTRUST	52.41CR	76.33CR	729.91CR	1,150.00CR
4083.000	INTEREST US BANK	26.66CR	32.29CR	350.06CR	469.08CR
4090.000	MISCELLANEOUS	.00	.00	1,224.78CR	.00
5009.000	COMM EXPENSE-HEALTH PLANS	224.00	490.48	3,336.72	26,137.69
5010.000	COMMISSIONS-MUTUAL FUNDS	162,219.46	151,464.44	1,822,971.44	1,796,952.62
5011.000	COMMISSION EXP-ANNUITIES	297,998.08	324,547.43	4,024,118.30	3,974,806.65
5013.000	COMM. EXP.-M.F. RPR	960.67	4,597.96	3,844.66CR	3,874.38
5017.000	COMM.EXP/TIMING-MGM FEES	.00	174.41	35,354.25	36,475.80
5020.000	COMM EXPENSE-MUNI BONDS	.00	1,206.75	4,043.25	7,463.74
5027.000	COMMISSIONS-STOCK	4,128.11	959.21	15,032.65	12,256.46
5029.000	CLEARING FEES	1,489.00	1,786.00	11,672.00	14,977.50
5032.000	MISC RPR FEES	191.33	45.22	2,996.95	450.93
5110.000	SALARIES-CLERICAL & ADMIN	42,216.72	41,833.21	500,696.72	482,963.21
5120.000	SALARIES-OFFICERS	11,390.00	16,090.00	133,980.00	190,470.00
5130.000	PAYROLL TAXES-FICA	13,164.48	12,506.11	58,351.53	60,286.76
5132.000	PAYROLL TAXES-UNEMPL	.00	.00	2,861.68	2,868.41
5140.000	INSURANCE-WORKMENS COMP	.00	.00	2,336.00	2,240.00
5142.000	INSURANCE-MEDICAL	9,261.31	11,608.28	122,499.70	135,258.23
5144.000	INSURANCE-GROUP LIFE	298.13	386.44	3,948.73	4,590.78
5149.000	OFG EMPLOYER 401(K)	29,525.12	24,850.06	121,108.60	123,338.66
5210.000	COMMUNICATIONS-TELE/E-MAL	3,384.99	3,646.16	29,541.34	30,532.38
5212.000	COMMUNICATIONS-QUOTRON	5,932.14	2,646.18	40,942.21	20,455.08
5214.000	COMMUNIC.-USPS/UPS/DRAFTS	1,780.16	6,206.62	28,296.16	45,692.23
5216.000	COMMUN-PRINTING SALES	117.16	.00	44.16	95.28
5218.000	COMMUN-PRINTING OFFICE	90.17	103.70	2,757.25	2,751.17
5310.000	OCCUPANCY-RENT	649.00CR	559.00	72,026.25	79,595.00
5312.000	OCCUPANCY-EQUIPMENT RENT	.00	.00	1,836.90	2,268.34
5314.000	OCCUPANCY-EQUIPMENT SERV	697.31	404.68	8,022.81	4,356.42
5316.000	OCCUPANCY-LEASE HOUSE/TOP	4,264.77	4,241.06	13,511.67	12,174.32
5318.000	OCCUPANCY-DEPR/AMORT	1,756.49	187.98CR	3,512.98	4,147.21
5410.000	PROMOTION-ADVERTISING	89.95	89.95	4,738.98	3,395.95
5412.000	PROMOTION-ENTERTAINMENT	675.63	632.32	11,215.73	10,277.99
5414.000	PROMOTION-TRAVEL	954.91	2,740.12	34,624.61	35,091.79
5415.000	LEASE/LODGING EXPENSE	1,000.00	1,000.00	12,828.70	12,829.22
5418.000	PROMOTION-CO AUTO OPER	.00	.00	785.58	.00
5422.000	PROMO-OTHER AUTO OPER	7,519.27	10,926.16	46,572.74	46,237.08
5426.000	PROMO-MEETINGS & SEMINARS	20,569.35	1,375.66	42,700.50	52,359.92
5428.000	PROMOTION-FEES	.00	.00	60,320.00	16,855.00
5430.000	PROMO.PREM.LIST.CUST.	.00	.00	.00	2,250.00
5516.000	INTEREST-OTHER	.00	.00	39.66	.00
5610.000	TRADING ERRORS	.00	250.00	500.00	2,000.00
5710.000	DATA PROCESSING-SERVICE	1,830.40	964.26	9,371.05	8,829.67
5812.000	REGULATORY-BROKER FEES	.00	.00	9,592.76	7,894.41
5814.000	REGULATORY-SALES FEES LIC	817.50CR	45.62CR	13,184.62	4,633.22
5816.000	REGULATORY-OTHER	50.00	762.00	10,099.03	19,035.56
5916.000	ACCOUNTING FEES-OTHER	.00	.00	12,620.00	12,875.00
5930.000	CONTRIBUTIONS	17,792.00CR	.00	5,417.50	4,950.40
5940.000	DUES	21.46	450.00	2,005.92	4,718.00
5950.000	GIFTS	.00	445.00	.00	445.00
5960.000	INSURANCE-OTHER	1,140.68	458.00CR	14,469.43	12,253.90
5970.000	MISCELLANEOUS	183.58	1,801.30	10,045.74	12,528.35
5980.000	SUBSCRIPTIONS-SALES	290.15CR	2,353.00	8,851.61	10,674.63
5982.000	SUBSCRIPTIONS-OTHER	.00	.00	6,079.09	849.66

Σ(11) = 112,922
Σ(14) = (768)
Σ(15) = 47,919

OFG FINANCIAL SERVICES, INC.
COMPARATIVE TRIAL BALANCE
FOR ACCOUNTING PERIOD 12 ENDED 12/31/12

ACCOUNT MAJOR SUB	DESCRIPTION	ACCOUNTING PERIOD ACTIVITY THIS YEAR	LAST YEAR	YEAR-TO-DATE BALANCE THIS YEAR	LAST YEAR
5990.000	SUPPLIES-SALES	4,199.97 15	2,426.91	8,472.11	4,720.30
5992.000	SUPPLIES-OFFICE	5,937.23	4,922.30	42,476.84	36,620.54
5998.000	TAXES-OTHER	1,263.91	384.23	1,263.91	1,664.39
6000.000	PROVISION FOR TAXES	1,560.00	3,325.00	6,240.00	6,205.00
6100.000	PROVISION FOR BONUS	41,536.00 11	45,807.00	882,536.00	882,707.00
	TOTALS FOR ALL ACCOUNTS	.00 *	.00 *	.00 *	.00 *

SIPC-6 (34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12 / 31 / 2012

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6 (34-REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040770 FINRA DEC
OFG FINANCIAL SERVICES INC 19*19
TOWNSITE PLAZA #2 STE 105
120 SE 6TH AVE
TOPEKA KS 66603-3519

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TODD PAYNE, CFO, CCO, (785) 233-4071

2. A.	General assessment payment for the first half of the fiscal year (item 2e from page 2)	$ 116
	1. Less prior year overpayment applied as reflected on SIPC-7 if applicable	( )
	2. Assessment balance due	116
B.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
C.	Total assessment and interest due	$ 116
D.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as C above) $ 116	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OFG Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

Todd Payne
(Authorized Signature)

Dated the 12th day of July, 2012.

CFO, CCO
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 6/30/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,501,661
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	4,454,505
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	574
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	4,455,079
2d. SIPC Net Operating Revenues	$ 46,582
2e. General Assessment @ .0025	$ 116
	(to page 1, line 2.A.)

OFG FINANCIAL SERVICES, INC. 9-91
TOWNSITE PLAZA BLDG. #2
120 SE. 6TH AVE., STE. 105 PH. 785-233-4071
TOPEKA, KS 66603-3515

Bank of America.
ACH R/T 101100045

7991

40-4-1011

PAY

TO THE ORDER OF *Securities Investor Protection Corp.*

DATE	AMOUNT
07-12-12	$116.00

Details on back. Security Features Included.

⑈007991⑈ ⑆101100045⑆ 907000168203⑈

OFG FINANCIAL SERVICES, INC.

DETACH AND RETAIN THIS STATEMENT
THE ATTACHED CHECK IS IN PAYMENT OF ITEMS DESCRIBED BELOW.
IF NOT CORRECT PLEASE NOTIFY US PROMPTLY. NO RECEIPT DESIRED.
ADVANTAGE BUSINESS FORMS 785-235-6868
DELUXE - FORM TWCY-2 V-2

DATE	DESCRIPTION	AMOUNT
	General Assessment Payment	

V-2

OFG FINANCIAL SERVICES, INC.
COMPARATIVE TRIAL BALANCE
FOR ACCOUNTING PERIOD 6 ENDED 6/30/12

ACCOUNT MAJOR SUB	DESCRIPTION	ACCOUNTING PERIOD ACTIVITY THIS YEAR	ACCOUNTING PERIOD ACTIVITY LAST YEAR	YEAR-TO-DATE BALANCE THIS YEAR	YEAR-TO-DATE BALANCE LAST YEAR
1010.000	BANK IV#21431 (K)(2)(I)	.00	.00	175.00	175.00
1011.000	BANK IV#168203	27,256.96	68,834.37	959,181.10	877,938.37
1012.000	BANK IV COMM. ACCT.	26.81	780.14CR	2,154.26	3,038.94
1013.000	COREFIRST CD	.00	20.68	.00	251,736.04
1014.000	INTRUST CD	60.99	89.93	251,600.72	250,698.99
1015.000	SECURITY CASH FUND	.00	.01	254,548.44	254,544.53
1017.000	US BANK SAVINGS ACCT	31.20	37.45	152,290.78	151,916.92
1081.000	SECURITY DEPOSITS RPR	.00	.00	15,000.00	15,000.00
1240.000	EST-A/R-CONCESS/V.A.	120,000.00	150,000.00	320,000.00	300,000.00
1241.000	EST-A/R-CONCESS/COMM.MF	20,000.00CR	30,000.00CR	120,000.00	120,000.00
1242.000	A/R-COMM RPR CLEARING	4,969.58	2,554.28	7,983.99	8,437.04
1245.000	A/R AFFILIATE	.00	.00	.00	.00
1250.000	CLEARING ACCOUNT	.00	583.32	.00	583.32
1262.000	ADVANCES-COMMISSIONS	437.76CR	394.04CR	3,069.23	5,253.77
1280.000	ACCT.REC./KO	.00	964.91	1,442.72	1,730.11
1285.000	PREMIUM LIST/CUSTOMER	.00	.00	15,000.00	15,000.00
1286.000	ACCUM.AMORT.PREM.LIST	.00	500.00CR	15,000.00CR	14,250.00CR
1310.000	FURNITURE & LEASEHOLD	.00	.00	249,599.51	249,600.55
1320.000	ACCUMULATED AMORT & DEPR	1,756.49CR	941.83	246,019.47CR	242,189.38CR
1340.000	PREPAID INSURANCE	5,550.00CR	4,891.00CR	19,724.00	18,522.40
1342.000	PREPAID EXPENSES	.00	.00	.00	.00
1350.000	PREPAID TAXES	.00	.00	.00	395.00
2060.000	COMMISSIONS PAYABLE	5,306.54CR	633.66	6,803.45CR	2,158.63CR
2062.000	COMMISSIONS PAYABLE-RPR	3,881.24CR	2,350.64CR	6,236.15CR	6,832.92CR
2066.000	VA COMMISSIONS-EST	84,000.00CR	105,000.00CR	224,000.00CR	210,000.00CR
2067.000	MF-COMMISSION EST	14,000.00	21,000.00	84,000.00CR	84,000.00CR
2072.000	BONUS PAYABLE	47,000.00CR	101,000.00CR	477,000.00CR	659,000.00CR
2090.000	FICA PAYABLE	.03CR	.13	.22CR	.64
2092.000	FIT PAYABLE	.00	.00	.00	.00
2094.001	KANS.INCOME TAX PAYABLE	.00	.00	.00	.00
2096.001	SUTA/KANSAS	.00	32.12CR	123.89CR	96.77CR
2097.001	FUTA/KANSAS	.00	15.20CR	18.87CR	35.46CR
2098.001	SEC. 125/SECURITY BENEFIT	.00	.00	1,611.24CR	1,611.24CR
2098.002	SEC.125/AMERICAN HERITAGE	43.71	51.43	567.91CR	357.35CR
2098.003	OFG 401(K) PLAN	.00	.00	.00	.00
2098	TOTALS FOR MAJOR ACCOUNT	43.71 *	51.43 *	2,179.15CR*	1,968.59CR*

ACCOUNT MAJOR SUB	DESCRIPTION	ACCOUNTING PERIOD ACTIVITY THIS YEAR	ACCOUNTING PERIOD ACTIVITY LAST YEAR	YEAR-TO-DATE BALANCE THIS YEAR	YEAR-TO-DATE BALANCE LAST YEAR
2100.000	ACCOUNTS PAYABLE	1,660.00	.00	4,746.00CR	.00
3010.000	COMMON STOCK	.00	.00	3,250.00CR	3,250.00CR
3015.000	PAID-IN CAPITAL	.00	.00	163,750.00CR	163,750.00CR
3020.000	UNDIVIDED PROFITS	.00	.00	1,135,999.00CR	1,133,863.00CR
3040.000	YTD NET INCOME	117.19CR*	748.86CR*	2,643.55CR*	3,176.87CR*
4010.000	COMMISSIONS-STOCK EXC	.00	.00	.00	1,895.00CR
4012.000	COMMISSIONS-OTC AGENCY	2,514.04CR [handwritten: } 2,514 lc]	2,030.00CR	11,830.47CR	10,771.40CR
4014.000	COMMISSIONS-OTC PRIN BNDS	.00	.00	.00	3,867.65CR
4016.000	COMM.-PRIN DEBT TRANS	.00	.00	230.10CR	.00
4049.000	COMMISSIONS-HEALTH PLANS	352.00CR [8]	3,815.62CR	7,728.78CR [③]	19,750.00CR
4050.000	COMMISSIONS-M.F. RPR	7,028.99CR [5]	8,785.81CR	26,325.08CR [①]	29,153.22CR
4051.000	COMMISSIONS-ANNUITIES	435,050.01CR [8]	453,394.92CR	3,171,794.00CR [②]	3,358,007.11CR
4052.000	COMMISSIONS-MUTUAL FUNDS	238,823.06CR [5]	266,656.47CR	1,231,692.97CR [①]	1,298,875.33CR
4054.000	COMMS/TIMING-MGM. FEES	3,237.05CR [7]	.00	34,523.15CR	28,551.16CR
4056.000	CONCESSIONS/FIX. ANNUITY	.00 [8]	.00	1,462.53CR [③]	6,719.13CR
4057.000	COMMISSIONS-MUNI BONDS	941.58CR	1,176.87CR	15,501.68CR [①]	17,396.36CR
4080.000	INTEREST-OTHER	2.18CR	1.24CR	9.61CR [④]	20.11CR

TOTAL REVENUES - 1/1/12-6/30/12 4,501,661 2a

Σ⑤ = 245,852
Σ⑦ = 3,237
Σ⑧ = 436,438

① MF's, 529's = 1,273,520
② VA's = 3,171,794
③ Ins = 9,191
} 4,454,505 → Deducts Line 1

④ Other Not Sec. = 574 → Deducts Line 8

OFG FINANCIAL SERVICES, INC.
COMPARATIVE TRIAL BALANCE
FOR ACCOUNTING PERIOD 6 ENDED 6/30/12

ACCOUNT MAJOR SUB	DESCRIPTION	ACCOUNTING PERIOD ACTIVITY THIS YEAR	ACCOUNTING PERIOD ACTIVITY LAST YEAR	YEAR-TO-DATE BALANCE THIS YEAR	YEAR-TO-DATE BALANCE LAST YEAR
4081.000	INTEREST COREFIRST	.00	20.68CR	9.84	124.76CR
4082.000	INTEREST INTRUST	60.99CR	89.93CR	410.03CR	658.30CR
4083.000	INTEREST US BANK	31.20CR	37.45CR	164.18CR	259.40CR
5009.000	COMM EXPENSE-HEALTH PLANS	246.40	2,670.96	1,992.72	13,825.07
5010.000	COMMISSIONS-MUTUAL FUNDS	171,456.64	189,972.42	900,668.01	930,232.17
5011.000	COMMISSION EXP-ANNUITIES	310,438.87	322,643.64	2,250,823.20	2,381,993.19
5013.000	COMM. EXP.-M.F. RPR	99.33	2,232.84	4,424.94CR	4,297.58
5017.000	COMM.EXP/TIMING-MGM FEES	.00	.00	18,743.84	20,494.21
5020.000	COMM EXPENSE-MUNI BONDS	.00	.00	4,043.25	6,256.99
5027.000	COMMISSIONS-STOCK	4,858.11	809.25	9,115.85	4,956.11
5029.000	CLEARING FEES	1,176.00	1,195.00	5,867.00	7,101.50
5032.000	MISC RPR FEES	343.55	70.36	1,371.96	337.85
5110.000	SALARIES-CLERICAL & ADMIN	42,720.00	39,530.00	256,320.00	239,100.00
5120.000	SALARIES-OFFICERS	11,090.00	15,800.00	66,540.00	94,800.00
5130.000	PAYROLL TAXES-FICA	4,328.59	4,187.88	24,999.29	25,608.81
5132.000	PAYROLL TAXES-UNEMPL	.00	47.32	2,861.68	2,782.77
5140.000	INSURANCE-WORKMENS COMP	.00	.00	2,336.00	2,240.00
5142.000	INSURANCE-MEDICAL	10,684.20	10,571.62	65,029.28	63,429.72
5144.000	INSURANCE-GROUP LIFE	354.44	375.15	2,136.14	2,407.43
5149.000	OFG EMPLOYER 401(K)	8,748.85	8,519.93	50,968.04	52,734.02
5210.000	COMMUNICATIONS-TELE/E-MAL	2,081.48	2,426.60	12,933.61	16,376.09
5212.000	COMMUNICATIONS-QUOTRON	3,629.29	655.42	19,270.71	13,153.08
5214.000	COMMUNIC.-USPS/UPS/DRAFTS	2,360.52	4,671.14	17,477.22	14,085.66
5216.000	COMMUN-PRINTING SALES	.00	.00	73.00CR	95.28
5218.000	COMMUN-PRINTING OFFICE	.00	.00	556.72	701.63
5310.000	OCCUPANCY-RENT	6,688.75	6,226.00	44,357.50	46,206.00
5312.000	OCCUPANCY-EQUIPMENT RENT	.00	.00	1,836.90	1,134.17
5314.000	OCCUPANCY-EQUIPMENT SERV	397.54	526.76	2,871.06	944.10
5316.000	OCCUPANCY-LEASE HOUSE/TOP	686.20	775.16	5,182.25	4,163.16
5318.000	OCCUPANCY-DEPR/AMORT	1,756.49	941.83CR	1,756.49	2,073.61
5410.000	PROMOTION-ADVERTISING	89.95	89.95	1,380.70	479.75
5412.000	PROMOTION-ENTERTAINMENT	566.07	1,609.05	8,034.74	5,871.05
5414.000	PROMOTION-TRAVEL	3,421.48	3,871.77	14,831.59	16,152.44
5415.000	LEASE/LODGING EXPENSE	1,000.00	1,000.00	6,828.70	6,829.22
5418.000	PROMOTION-CO AUTO OPER	.00	.00	785.58	.00
5422.000	PROMO-OTHER AUTO OPER	1,360.66	2,740.95	15,955.23	18,113.82
5426.000	PROMO-MEETINGS & SEMINARS	37,589.89	1,678.00	77,782.65	22,009.65
5428.000	PROMOTION-FEES	.00	.00	30,320.00	320.00
5430.000	PROMO.PREM.LIST.CUST.	.00	500.00	.00	1,500.00
5516.000	INTEREST-OTHER	39.66	.00	39.66	.00
5610.000	TRADING ERRORS	.00	1,250.00	250.00	1,500.00
5710.000	DATA PROCESSING-SERVICE	689.75	663.25	4,553.10	4,401.81
5812.000	REGULATORY-BROKER FEES	.00	.00	9,092.76	7,359.41
5814.000	REGULATORY-SALES FEES LIC	1,322.25	820.75CR	10,564.88	3,424.09
5816.000	REGULATORY-OTHER	236.00	298.12	9,571.58	15,485.56
5916.000	ACCOUNTING FEES-OTHER	.00	.00	12,620.00	12,875.00
5930.000	CONTRIBUTIONS	.00	.00	850.00	4,075.40
5940.000	DUES	.00	.00	1,418.00	1,463.00
5950.000	GIFTS	.00	.00	.00	.00
5960.000	INSURANCE-OTHER	.00	.00	1,670.00	1,870.00
5970.000	MISCELLANEOUS	536.30	958.74	6,707.55	4,301.82
5980.000	SUBSCRIPTIONS-SALES	531.96	2,852.26	4,732.19	5,383.65
5982.000	SUBSCRIPTIONS-OTHER	2,549.43	.00	3,347.14	647.71
5990.000	SUPPLIES-SALES	.00	528.40	2,585.45	1,916.49

Σ(11) = 617,025
Σ(14) = 1,558
Σ(15) = 69,340


BT&Co.

BERBERICH TRAHAN & CO., P.A.

Certified Public Accountants

OFG FINANCIAL SERVICES, INC.

FORM X-17A-5, PART III
SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31, 2012 AND 2011

OFG FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

Years Ended December 31, 2012 and 2011

TABLE OF CONTENTS


BT&Co.
BERBERICH TRAHAN & CO. P.A.
Certified Public Accountants

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll free 800.530.5526 f 785.233.1768 bt-co.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
OFG Financial Services, Inc.:

Report on the Financial Statements

We have audited the accompanying statements of financial condition of OFG Financial Services, Inc., (the Company) as of December 31, 2012 and 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.


An Independently Owned Member
McGLADREY ALLIANCE
McGladrey

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OFG Financial Services, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 through 5 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 through 5 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 through 5 is fairly stated in all material respects in relation to the financial statements as a whole.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 11, 2013



THIS PAGE INTENTIONALLY LEFT BLANK.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash and cash equivalents:		
Cash	$ 224,421	$ 663,557
Money market accounts	658,947	659,694
	883,368	1,323,251
Receivables:		
Commissions and concessions	448,173	445,487
Advances to salesmen	2,199	1,493
Affiliate		125,956
Other	-	433
	450,372	573,369
Clearinghouse deposit	15,000	15,000
Prepaid expenses	118,011	79,066
Investment - annuity contract	504,229	-
Furniture and equipment, less accumulated depreciation of $ 247,776 and $ 244,264 in 2012 and 2011, respectively	1,824	5,337
	639,064	99,403
	$ 1,972,804	$ 1,996,023

See accompanying notes to financial statements.

	2012	2011
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$ 8,585	$ 6,391
Accrued liabilities:		
Commissions	314,619	309,479
Bonuses	313,036	372,807
Employee benefits	1,358	1,982
Income taxes	9,666	2,365
Total liabilities	647,264	693,024
Stockholder's equity:		
Common stock - $ 10 par value; authorized 2,500 shares, issued and outstanding 325 shares	3,250	3,250
Additional paid-in capital	163,750	163,750
Retained earnings	1,158,540	1,135,999
	1,325,540	1,302,999
	$ 1,972,804	$ 1,996,023

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF INCOME

Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Commissions and concessions	$ 8,318,733	$ 8,290,648
Interest	5,320	1,869
Other income	1,225	-
	8,325,278	8,292,517
Expenses:		
Employee compensation and benefits	1,767,107	1,821,568
Commissions and clearing charges	5,915,680	5,873,396
Rent	77,928	81,863
Communications	101,580	99,525
Promotional costs	183,789	179,297
Supplies	50,949	41,341
Taxes, other than income taxes	62,478	64,819
Other operating expenses	127,320	122,367
	8,286,831	8,284,176
Income before income taxes	38,447	8,341
Provision for income taxes	15,906	6,205
Net income	$ 22,541	$ 2,136

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2012 and 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2011	$ 3,250	$ 163,750	$ 1,133,863	$ 1,300,863
Net income			2,136	2,136
Balance at December 31, 2011	3,250	163,750	1,135,999	1,302,999
Net income			22,541	22,541
Balance at December 31, 2012	$ 3,250	$ 163,750	$ 1,158,540	$ 1,325,540

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income	$ 22,541	$ 2,136
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	3,513	6,398
Changes in assets and liabilities:		
Receivables	122,997	(162,052)
Prepaid expenses	(38,945)	(4,195)
Accounts payable	2,194	703
Accrued liabilities	(47,954)	224,222
Net cash provided by operating activities	64,346	67,212
Cash flows from investing activities:		
Purchase of guaranteed interest account	(504,229)	-
Net increase (decrease) in cash and cash equivalents	(439,883)	67,212
Cash and cash equivalents, beginning of year	1,323,251	1,256,039
Cash and cash equivalents, end of year	$ 883,368	$ 1,323,251

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	2012	2011
Cash paid for income taxes	$ 8,605	$ 2,880

See accompanying notes to financial statements.

1 - Organization and Summary of Significant Accounting Policies

Organization

OFG Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company concentrates in the marketing of mutual funds and annuities covering an area which includes seventeen states. A substantial part of commission income is generated through one carrier.

Statements of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents.

Investment

The Company's investment is in a flexible premium deferred variable annuity contract. The contract is recorded at cost. The investment in the annuity is a guaranteed interest account. The guaranteed interest account generally invests in highly liquid agency obligations and mutual funds. Investment in the guaranteed interest account is not insured or guaranteed by the U.S. government or by the underlying corporation; however, management believes that credit risk related to this investment is minimal.

Furniture and Equipment

Furniture and equipment are recorded at cost and consist of items with original cost greater than $ 5,000 and a useful life of greater than one year. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income. Depreciation expense for the years ended December 31, 2012 and 2011, was $ 3,513 and $ 4,148, respectively.

1 - Organization and Summary of Significant Accounting Policies (Continued)

Commissions and Concessions Revenue

Commissions and concessions are recorded as revenue once the carrier or mutual fund company confirms that payment has been received and the commission or concession earned.

Promotional Costs

Promotional costs including advertising are expensed as incurred.

Income Tax Matters

The Company's policy is to evaluate uncertain tax positions annually. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction, Kansas and various other state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 - Deposits

The Company routinely invests its surplus operating funds in money market funds. These funds generally invest in highly liquid U.S. government and agency obligations and various investment grade corporate obligations. Certain investments in money market funds are not insured or guaranteed by the U.S. government or by the underlying corporation; however, management believes that credit risk related to these investments is minimal.

2 - Deposits (Continued)

The Company maintains deposits in banks. These deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per bank. The Company's deposits may have exceeded the FDIC insurance limits during the year ended December 31, 2012.

3 - Leases

The Company has a residential property lease for the purpose of providing a Topeka residence for the President of the Company. Annual lease payments for 2012 and 2011 were $ 12,000. The lease can be terminated by either party upon 30 days notice.

The Company has a 60-month lease agreement for office space which is scheduled to terminate June 30, 2017. Annual lease expense for 2012 and 2011 was $ 70,932 and $ 72,744, respectively.

Minimum future lease payments are as follows:

2013	$ 70,932
2014	70,932
2015	71,346
2016	71,760
2017	35,880
	$ 320,850

4 - Pension Plan

The Company has a 401(k) plan. Full-time employees must complete one year of service and be at least 21 years of age in order to participate in the plan. Employees can contribute up to 10% of their salary subject to Internal Revenue Service limitations. The Company provided a discretionary contribution of 12% in 2012 and 2011. Both employee and employer contributions are 100% vested upon payment into the plan. For the years ended December 31, 2012 and 2011, the Company contributed $ 121,109 and $ 123,339, respectively, into the plan. These contributions are included in employee compensation and benefits on the statements of income.

5 - Income Taxes

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2012 and 2011, due to the following:

	2012	2011
Computed "expected" tax expense	$ 9,611	$ 1,251
Increase in income taxes resulting from:		
Book depreciation greater than income tax depreciation	434	188
Book amortization less than income tax amortization	(250)	233
Nondeductible expenses	8,412	3,608
Benefit of income taxed at lower rates	(5,000)	-
State income taxes, net of federal tax benefit	2,699	925
Provision for income taxes	$ 15,906	$ 6,205

6 - Related Party Transactions

For 2012 and 2011, the Company received $ 1,500 per month from an affiliated corporation for use of office facilities and other administrative costs. These receipts are netted against certain operating expenses, including rent, communications, and promotional costs.

7 - Net Capital

Pursuant to the net capital provisions of rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2012 were:

Net capital	$ 681,459
Net capital requirements	100,000
Aggregate indebtedness	647,264
Aggregate indebtedness to net capital ratio	.95 to 1

8 - Commitments and Contingencies

At December 31, 2012 and 2011, there were no commitments or contingencies related to the normal course of business for the Company that would require disclosure in the financial statements.

9 - Subsequent Events

Subsequent events have been evaluated by management of the Company through the date of the independent auditor's report, which is the date the financial statements were available to be issued.



SUPPLEMENTARY SCHEDULES

OFG FINANCIAL SERVICES, INC.

CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

December 31, 2012

No such liabilities exist at December 31, 2012.

See independent auditor's report.

OFG FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

Aggregate indebtedness - total liabilities	$ 647,264
Net capital:	
Credit items:	
Common stock	$ 3,250
Additional paid-in capital	163,750
Retained earnings	1,158,540
	1,325,540
Debit items:	
Nonallowable assets:	
Advances to salesmen	2,199
Guaranteed interest account	504,229
Furniture and equipment, net	1,824
Prepaid expenses	118,011
Haircut on money market account	17,818
	644,081
Net capital	681,459
Capital requirements	100,000
Capital in excess of requirements	$ 581,459

Ratio of aggregate indebtedness to net capital is .95 to 1.

See independent auditor's report.

OFG FINANCIAL SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditor's report.

OFG FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditor's report.

Schedule 5

OFG FINANCIAL SERVICES, INC.

RECONCILIATIONS

December 31, 2012

COMPUTATION OF NET CAPITAL

Net capital shown in FOCUS II report for December 31, 2012, as previously filed	$	695,188
Reconciling items:		
Accrued accounts payable		(4,063)
Accrued taxes payable		(9,666)
Net capital as shown on this report	$	681,459

RESERVE REQUIREMENTS

Not applicable.

See independent auditor's report.